

May 8, 2012

Via E-mail
Fortunato Villamagna
Chief Executive Officer
Northumberland Resources, Inc.
701 N. Green Valley Pkwy.
Suite #200-258
Henderson, NV 89074

> **Re:** **Northumberland Resources, Inc.**
> **Amendment No. 2 to Preliminary Information Statement on Schedule 14C**
> **Filed April 18, 2012**
> **File No. 0-54034**

Dear Mr. Villamagna:

We have reviewed your amended filing and response letter dated April 17, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Information Statement on Schedule 14C

General

1. We note your response to prior comment 1. Please include such information in your filing. Please also disclose why Wannigan Consulting Corp. engaged in such solicitation. For example, please address why Wannigan wanted to create such a class of preferred stock. We note that I-Quest, which is affiliated with Mr. Villamagna, was solicited by Wannigan.

2.   We note your disclosure in your Annual Report on Form 10-K for the fiscal year ended December 31, 2011 that Mr. Villamagna is the President and CEO of I-Quest. Please revise your filing to include such information, and to disclose all other affiliations between Northumberland Resources, Inc. and the stockholders who signed the written consent. In addition, for each stockholder that signed the written consent, please disclose in your table provided under the caption "Stockholders Providing Written Consents" the natural person with voting and investment control over the shares, if such stockholder is not a natural person.

3.   Please revise your filing to provide the language of the amendments to your Articles of Incorporation, and attach to your filing a copy of the amendment.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

                                        Sincerely,

                                        /s/ H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: Harold P. Gewerter
        Gewerter Law